UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Immune Pharmaceuticals Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

45254C200

(CUSIP Number)

April 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254C200

1	NAMES OF REPORTING PERSONS Brian Skidmore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 164,300
	6	SHARED VOTING POWER 233,465
	7	SOLE DISPOSITIVE POWER 164,300
	8	SHARED DISPOSITIVE POWER 233,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,765
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
____________

* Percentage was calculated based on a total of approximately 9,700,000 shares outstanding on April 13, 2017 following a 1-for-20 reverse split which took effect on that date, as reported by the issuer in Item 8.01 of a Form 8-K filed with the Securities and Exchange Commission on April 19, 2017.

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CUSIP No. 45254C200

1	NAMES OF REPORTING PERSONS Melanie Skidmore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 157,525
	6	SHARED VOTING POWER 233,465
	7	SOLE DISPOSITIVE POWER 157,525
	8	SHARED DISPOSITIVE POWER 233, 465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
____________

* Percentage was calculated based on a total of approximately 9,700,000 shares outstanding on April 13, 2017 following a 1-for-20 reverse split which took effect on that date, as reported by the issuer in Item 8.01 of a Form 8-K filed with the Securities and Exchange Commission on April 19, 2017.

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CUSIP No. 45254C200

1	NAMES OF REPORTING PERSONS Bri-Mel Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 108,715
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 108,715
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,715
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

____________

* Percentage was calculated based on a total of approximately 9,700,000 shares outstanding on April 13, 2017 following a 1-for-20 reverse split which took effect on that date, as reported by the issuer in Item 8.01 of a Form 8-K filed with the Securities and Exchange Commission on April 19, 2017.

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Item 1.

(a)	Name of issuer:

Immune Pharmaceuticals Inc.

(b)	Address of issuer’s principal executive offices:

550 Sylvan Avenue, Englewood Cliffs, NJ 07632

Item 2.

(a) – (c) Name, address and citizenship of each reporting person:

Brian Skidmore

PO Box 370

Milner, BC V0X 1T0

Canada

Citizenship: Canada

Melanie Skidmore

PO Box 370

Milner, BC V0X 1T0

Canada

Citizenship: Canada

Bri-Mel Holdings Ltd.

PO Box 370

Milner, BC V0X 1T0

Canada

Citizenship: Organized under the laws of British Columbia

(d)	Title of class of securities:

Common Stock

(e)	CUSIP No.:

45254C200

Item 3.

Not applicable.

Item 4. Ownership.

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of April 18, 2017.

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(a)	Amount beneficially owned:

Brian Skidmore beneficially owns 397,765 shares.

Melanie Skidmore beneficially owns 390,990 shares.

Bri-Mel Holdings Ltd. beneficially owns 108,715 shares.

Collectively as a group, the reporting persons beneficially own 555,290 shares.

(b)	Percent of class:*

Brian Skidmore beneficially owns 4.1% of the class of shares.

Melanie Skidmore beneficially owns 4.0% of the class of shares.

Bri-Mel Holdings Ltd. beneficially owns 1.1% of the class of shares.

Collectively as a group, the reporting persons beneficially own 5.7% of the class of shares.

* These percentages were calculated based on a total of approximately 9,700,000 shares outstanding on April 13, 2017 following a 1-for-20 reverse split which took effect on that date, as reported by the issuer in Item 8.01 of a Form 8-K filed with the Securities and Exchange Commission on April 19, 2017.

(c)	Number of shares as to which the persons have:

(i)	Sole power to vote or to direct the vote:

Brian Skidmore has sole power to vote or direct the vote of 164,300 shares.

Melanie Skidmore has sole power to vote or direct the vote of 157,525 shares.

Bri-Mel Holdings Ltd. has sole power to vote or direct the vote of 108,715 shares.

(ii)	Shared power to vote or to direct the vote:

Brian Skidmore and Melanie Skidmore have shared power to vote or direct the vote of 233,465 shares.

Bri-Mel Holdings does not have shared power to vote any shares.

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(iii)	Sole power to dispose or to direct the disposition of:

Brian Skidmore has sole power to dispose or direct the disposition of 164,300 shares.

Melanie Skidmore has sole power to dispose or direct the disposition of 157,525 shares.

Bri-Mel Holdings Ltd. has sole power to dispose or direct the disposition of 108,715 shares.

(iv)	Shared power to dispose or to direct the disposition of:

Brian Skidmore and Melanie Skidmore have shared power to dispose or to direct the disposition of 233,465 shares.

Bri-Mel Holdings does not have shared power to dispose or direct the disposition of any shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit “B”.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017

/s/ Brian Skidmore
Brian Skidmore

/s/ Melanie Skidmore
Melanie Skidmore

Bri-Mel Holdings Ltd.

By:	/s/ Brian Skidmore
Brian Skidmore, President

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EXHIBIT “A”

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock of Immune Pharmaceuticals Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit “A” to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 28th day of June, 2017.

/s/ Brian Skidmore
Brian Skidmore

/s/ Melanie Skidmore
Melanie Skidmore

Bri-Mel Holdings Ltd.

By:	/s/ Brian Skidmore
Brian Skidmore, President

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EXHIBIT “B”

Brian Skidmore

Melanie Skidmore

Bri-Mel Holdings Ltd.

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